EXHIBIT 99.1

TD Announces Non-Viability Contingent Capital AT1

CAD Limited Recourse Capital Notes Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, December 10, 2024 /CNW/ - The Toronto-Dominion Bank ("TD") (TSX: TD) (NYSE: TD) today announced the pricing of a Canadian public offering of C$750 million of 5.909% Non-Viability Contingent Capital (“NVCC”) Additional Tier 1 (“AT1”) Limited Recourse Capital Notes Series 5 (the “LRCNs”).

The LRCNs will bear interest at a rate of 5.909 per cent annually, payable quarterly, for the initial period ending on, but excluding, January 31, 2030. Thereafter, the interest rate on the LRCNs will be reset every five years based on the prevailing 5-year Government of Canada Yield plus 3.10 per cent. The LRCNs will mature on January 31, 2085. The expected closing date of the offering is December 18, 2024. TD Securities is acting as lead agent and sole bookrunner on the issue.

Concurrently with the issuance of the LRCNs, TD will issue 750,000 Non-Cumulative 5-Year Fixed Rate Reset NVCC Preferred Shares, Series 32 ("Preferred Shares Series 32") to be held by Computershare Trust Company of Canada, as trustee for TD LRCN Limited Recourse Trust™ (the “Limited Recourse Trust”). In case of non-payment of interest on or principal of the LRCNs when due, the recourse of each LRCN holder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets, which will consist of Preferred Shares Series 32 except in limited circumstances.

With the prior written approval of the Superintendent of Financial Institutions (Canada), TD may redeem the LRCNs commencing on January 1, 2030, and every five years thereafter, during the period from and including January 1 to and including January 31. TD may redeem the LRCNs in whole or in part on not less than 10 days' and not more than 60 days’ prior notice to the LRCN holders.

The net proceeds from this transaction will be used for general corporate purposes including the redemption of outstanding capital securities of TD and/or the repayment of other outstanding liabilities of TD.

The LRCNs have not been, and will not be, registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in the United States or in any other jurisdiction where such offer, solicitation or sale would be unlawful.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.9 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowan. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had CDN$2.06 trillion in assets on October 31, 2024. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Brooke Hales, Head of Investor Relations, 416-307-8647; Elizabeth Goldenshtein, Senior Manager, Media Relations, 416-994-4124